M ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319

ali.panjwani@pryorcashman.com
June 5, 2014

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom
Assistant Director

	Re:	InterCloud Systems, Inc.
Registration Statement on Form S-1
Filed April 22, 2014
File No. 333-195433

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc., set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated May 10, 2014 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Form S-1”) filed by the Company on April 22, 2014.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form S-1.

General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debenture that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debenture).

Response:

The total dollar value of the 1,710,387 shares of common stock registered for resale under the Form S-1 is $17,445,947.40, based upon the closing sale price of $10.20 per share of the common stock on December 13, 2013, the date of sale of the Convertible Debentures.

Securities and Exchange Commission
June 5, 2014

Prospectus Summary, page 2

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

Response:

In connection with the sale of the Convertible Debentures, the Company has made, or will be required to make, the following payments to the selling stockholders, any affiliate of the selling stockholders or any person to whom, to the knowledge of the Company, any selling stockholder has a contractual relationship, exclusive of the repayment of principal on the Convertible Debentures:

Value of common stock issued on date of issuance of Convertible Debentures(1)	Aggregate interest payments on the Convertible Debentures(2)	Total Payments
$292,791	$1,642,500	$1,935,291
__________

(1)	Represents the total dollar value of the shares of common stock based upon the closing sale price of $10.20 per share on December 13, 2013, the date of sale of the Convertible Debentures.

(2)	Represents interest at the rate of 12% per annum from December 13, 2013, the date of issuance of the Convertible Debentures, to June 13, 2015, the maturity date of the Convertible Debentures.

Securities and Exchange Commission
June 5, 2014

In connection with the sale of the Convertible Debentures, the Company received aggregate net proceeds from the selling stockholders of $8,348,690.  Assuming no event of default will occur during the first year following the sale of the Convertible Debentures, the total possible payments to be made to all selling stockholders or any of their affiliates during the first year following the sale of the Convertible Debentures is $5,677,180, consisting of $292,791 representing the value of the shares of common stock issued on the date of closing of the transaction, interest at the rate of 12% per annum in the amount of $446,888 and amortization payments in the amount of $4,937,501.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debenture, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible debenture on the date of the sale of the convertible debenture;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debenture, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible debenture; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

Securities and Exchange Commission
June 5, 2014

•	the total possible shares underlying the convertible debenture (assuming no interest payments and complete conversion throughout the term of the debenture);

•
the combined market price of the total number of shares underlying the convertible debenture, calculated by using the market price per share on the date of the sale of the convertible debenture and the total possible shares underlying the convertible debenture;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible debenture, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on that date.

If there are provisions in the convertible debenture that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Securities and Exchange Commission
June 5, 2014

Response:

The total possible profit the selling stockholders could realize as a result of the conversion discount of the common stock underlying the Convertible Debentures  on the date of sale of the Convertible Debentures is as follows:

(A) Market price per share of common stock underlying the Convertible Debentures on date of issuance	(B) Conversion price per share of common stock underlying the Convertible Debentures	(C) Original principal amount of Convertible Debentures of selling stockholders	(D) Shares to be issued assuming no interest payments and complete conversion (column C/column B)	(E) Combined market price of the total number of shares to be issued calculated using the market price on date of sale of the Convertible Debentures (column C x column A)	(F) Discount to market price of conversion price as of the date of sale of the Convertible Debenture (column A - column B)	(G) Total possible profit (column F x column D)
$10.20	$ 6.36	$ 9,125,002	1,434,749	$14,634,437	$3.84	$5,509,435

The conversion provisions of the Convertible Debentures provide that the conversion price of the Convertible Debentures will be reduced in the event the Company issues any shares of common stock, other than certain excluded shares, at an effective price per share that is less than the then-existing conversion price.  As such adjustments are based on future sales of common stock by the Company, such adjustments are within the Company’s control.  There have been no such adjustments to the conversion price of the Convertible Debentures to date.   There are no provisions of the Convertible Debentures requiring an adjustment to the conversion price based solely on a change in the market price of the common stock.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

Securities and Exchange Commission
June 5, 2014

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Securities and Exchange Commission
June 5, 2014

Response:

Dominion Capital LLC, which is the beneficial owner of warrants to purchase 100,000 shares of common stock, is the only selling stockholder, or affiliate of a selling stockholder, that beneficially owns any convertible securities of the Company or other securities to purchase capital stock of the Company, other than the Convertible Debentures.  The exercise price of the warrants issued to Dominion Capital LLC ($7.25) is greater than the market price per share of the common stock on the date of issuance of the warrants ($5.35).  As a result, Dominion Capital LLC will not realize a profit as a result of a discount of the exercise price of the warrants relative to the market price of the common stock on the date of sale of such warrants, as illustrated in the following table:

(A) Warrants owned by selling stockholders	(B) Exercise price of Warrants	(C) Market price per share of the common stock as of the date of sale of the Warrants	(D) Total possible profit (column B x column D)
100,000	$ 7.25	$ 5.35	$ -

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debenture transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two above;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment three and comment four above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment two and the total possible discount to the market price of the shares underlying the convertible debenture as disclosed in response to comment three divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Response:

The following table sets forth the requested information.

(A) Gross proceeds from selling stockholders in sale transaction	(B) Total payments to selling stockholders(1)	(C) Net proceeds to the Company (column A – column B)	(D) Total possible profit to selling stockholders(2)	(E) Percentage discount and payments to net proceeds (columns B + D/ column C)	(F) Percentage averaged over life of Convertible Debentures (18 months)
$9,125,002	$1,935,291	$7,189,711	$5,509,435	81.6%	54.4%
__________

(1)	Represents total payments to selling stockholders as disclosed in response to SEC comment number 2 above.

(2)	Represents total possible profit to the selling stockholders and their respective affiliates and contractual partners as disclosed in response to SEC comment numbers 3 and 4 above.

Securities and Exchange Commission
June 5, 2014

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Securities and Exchange Commission
June 5, 2014

Response:

Prior to the sale of the Convertible Debentures, there were no contractual relationships between the Company and any selling stockholder, any affiliate of a selling stockholder or any person with whom, to the knowledge of the Company, any selling stockholder has or had a contractual relationship.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible debenture transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

Securities and Exchange Commission
June 5, 2014

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

The following table sets forth the requested information.

Number of shares outstanding prior to the transaction held by persons other than the selling stockholders, affiliates of the Company, or affiliates of the selling stockholders (1)	Number of shares registered for resale by selling stockholders or affiliates of the selling stockholders in prior registration statements
Number of shares registered for resale by selling stockholders or affiliates of the selling stockholders in prior registration statements that continue to be held by the selling stockholders or affiliates of the selling stockholders
			Number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders	Number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction
5,698,678	-	-	-	1,710,387

__________________
(1)  Determined by subtracting from the number of issued and outstanding shares of common stock as of the close of business on December 12, 2013, the day prior to the closing of the sale of the Convertible Debentures, the number of shares of common stock held by affiliates of the Company and the number of shares of common stock held of record on such date by the selling stockholders and those persons known to the Company to be affiliates of a selling stockholder.

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

●	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

●
whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

Securities and Exchange Commission
June 5, 2014

●	the date on which each such selling shareholder entered into that short position; and

●
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debenture transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debenture transaction, before the filing or after the filing of the registration statement, etc.).

Response:

The Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all required payments on the Convertible Debentures.  It is noted, however, that under certain circumstances that Company has the ability to make required payments on the Convertible Debentures in shares of common stock.  No decisions have yet been made by the Company as to whether such payments will be made in cash or common stock and the Company expects to make such determinations on a case-by-case basis as such payments are required to be made.

To the knowledge of the Company, none of the selling stockholders has a short position in the Company’s common stock.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

●
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

●
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

Securities and Exchange Commission
June 5, 2014

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

The Company believes a complete description of all relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company and the selling stockholders, any affiliates of the selling stockholders and any persons with whom, to the knowledge of the Company, any selling stockholder has a contractual relationship is currently disclosed in the Form S-1.  In addition, the Company believes all agreements between the Company and any such person has been filed as an exhibit to the Form S-1.   Please note that additional disclosure has been added under the caption “Selling Stockholders” on page 40 of the Form S-1 to disclose the relationship between the Company and Dominion Capital LLC relating to the conversion of the notes issued by the Company under its former loan agreement for which MidMarket Capital served as agent for the lenders.

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Securities and Exchange Commission
June 5, 2014

Response:

The number of shares of common stock registered under the Form S-1 was determined as the sum of the following:

The number of shares of common stock issued to selling stockholders in connection with the sale of the Convertible Debentures	28,705
The number of shares of common stock that have been issued to selling stockholders upon conversion of the Convertible Debentures	211,320
The maximum number of shares of common stock that are issuable upon conversion by selling stockholders of $7,925,002 aggregate principal amount of outstanding Convertible Debentures at the current conversion price of $6.35 per share	1,246,072
The maximum number of shares of common stock that are issuable to selling stockholders in respect of interest upon the conversion of outstanding Convertible Debentures at the current conversion price of $6.36 per share	224,290
1,710,387

Risk related to Our Financial Results and Financing Plan, page 22

We have identified material weaknesses in our internal control over financial reporting, page 22

11.
We note that you disclose that your internal controls over financial reporting were not effective.  Please revise this risk factor to also state that you determined that your disclosure controls and procedures were not effective.

Response:

The Company has revised the disclosure in the risk factor on page 21 of the Form S-1 relating to its identification of material weaknesses in its internal control over financial reporting to also disclose that its management has concluded that its disclosure controls and procedures are not effective.

Securities and Exchange Commission
June 5, 2014

Selling Stockholder, page 107

12.
For each selling stockholder, please describe the transaction in which they acquired the shares that they are offering for resale.  In particular, please help us understand how the shareholders received the 240,025 shares that are issued and outstanding.

Response:

The only shares that are being registered under the Form S-1 are the shares issued or issuable in connection with the sale of the Convertible Debentures.  The 240,025 outstanding shares that are being registered consist of 28,705 shares of the 36,567 shares originally issued in connection with the sale of the Convertible Debentures (the holder of the remaining 7,862 shares elected not to be included as a selling stockholder in the Form S-1) and  211,320 shares of common stock issued in February and March 2014 upon the conversion in full of the $1,200,000 principal amount of Convertible Debentures previously held by two purchasers of Convertible Debentures.  Additional disclosure has been added under the caption “Selling Stockholders” on page 39 of the Form S-1 to clarify how the outstanding shares were issued.

13.
Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers.  Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation.  For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.  If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.  We may have additional comments upon review of your response.

Response:

The Company has been advised that none of the selling stockholders is a broker-dealer.  Disclosure has been added under the caption “Selling Stockholders” on page 39 of the Form S-1 to disclose that the selling stockholders that are affiliates of a broker-dealer purchased their shares in the ordinary course of business and, at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

Securities and Exchange Commission
June 5, 2014

Exhibit 5.1

14.
The registration statement relates to both currently outstanding shares and shares to be issued upon conversion of the 12% convertible debenture; however, the opinion refers only to shares to be issued in the future.  With respect to the 240,025 shares of common stock that are currently outstanding and being registered, please revise to have counsel opine that these shares are, as opposed to will be, duly authorized, validly issued, fully paid, and non- assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The opinion of counsel filed as Exhibit 5.1 to the Form S-1 has been revised as requested to clarify that the 240,025 shares of common stock that are currently outstanding have been duly authorized and are validly issued, fully paid and non-assessable.

* * *

Securities and Exchange Commission
June 5, 2014

As it is the goal of the Company to have the Form S-1 declared effective by the Commission as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 1 to the Form S-1 as promptly as practicable.  If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820 or Eric Hellige of this office at (212) 326-0846.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc: Mr. Mark Munro